

Mail Stop 6010

May 29, 2008

Mr. David A. Zinsner
Vice President and Chief Financial Officer
Intersil Corporation
1001 Murphy Ranch Road, Suite 1
Milpitas, CA 95035

      RE: **Intersil Corporation**
              Form 10-K for the fiscal year ended December 28, 2007
              Filed February 22, 2008
              File No. 0-29617

Dear Mr. Zinsner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended March 28, 2008

Notes to Consolidated Financial Statements, page 6

Note 5 Investments, page 10

1.   We see you indicate you own auction rate securities (ARS) that are classified as available for sale and are recorded at fair value and that during the quarter ended March 28, 2008, $11.9 million of the securities were determined to have incurred losses that were other than temporary.   We also see that you recorded an unrealized loss of $9.7 million in other comprehensive income related to your ARS during the same quarter. Please provide us with all applicable disclosures required by paragraph 17 of FSP FAS 115-1 and 124-1 and include such disclosures in your future filings.

Note 14 Income Taxes and Discontinued Operations, page 15

2.   We note in paragraph 14.1 the Company reversed the non-current portion of income taxes payable related to *uncertain tax positions* (UTP's) as of December 28, 2007 to income taxes in the consolidated statement of operations as a benefit due to the expiration of the statute of limitations on the tax years 2002 and 2003. You indicate the benefit is approximately $39.4 million which represents a substantial portion of the Company's UTB's. It appears from your disclosure that the statute of limitations for each UTB related to tax years 2002 and 2003 all expired in the same period. Please quantify and tell us the nature of these UTB's, why they expire in the same period and how your disclosure and accounting for them complies with FIN 48 or other applicable U.S. GAAP.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 18

Cost of Revenue and Gross Profit, page 19

3.   We note the 6% decline in gross margins you attribute to numerous factors including increases in the price of gold. In future annual and interim filings, to more clearly comply with Item 303 of Regulation S-K, each individually significant factor contributing to the change should be quantified to the extent practicable and an explanation should be given as to why that factor changed. Management's assessment as to how these changes are expected to affect future

operations should also be presented where possible. To this end, please tell us and explain in future filings how the price of gold impacts your gross margins.

Form 8-K dated April 16, 2008

Exhibit 99.1

4.   We note that you present your non-GAAP measures in the form of a statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP Gross profit, non-GAAP Research and development expense, non-GAAP Selling, general and administrative expense, non-GAAP Operating income, non-GAAP Pretax income and non-GAAP Net income, which have not all been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for **each** non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

- To eliminate investor confusion, please remove the statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

- Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

5.   In addition, we note that you refer to your non-GAAP presentation as "pro forma" financial measures. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation in future filings to omit the pro forma terminology when referring to your non-GAAP information.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant